Filed by Chemical Financial Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: TCF Financial Corporation SEC File No.: 001-10253 Filer’s SEC File No.: 001-08185 Date: March 1, 2019 Chemical Financial Corporation and TCF Financial Corporation Announce Executive Leadership Appointments for New TCF Upon Close of Merger of Equals DETROIT, MI & WAYZATA, MN – March 1, 2019 – Chemical Financial Corporation (“Chemical”) (NASDAQ: CHFC) and TCF Financial Corporation (“TCF”) (NYSE: TCF) today announced executive leadership appointments for the combined company (“new TCF”). The appointments will become effective upon the closing of the merger of equals, which is anticipated to occur in the late third or early fourth quarter of 2019, subject to satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of each company. Each of the individuals named will continue to serve in their current capacity for their respective company until that time. As previously disclosed, Craig Dahl, the current chairman and chief executive officer of TCF, will become chief executive officer and president of new TCF and chief executive officer of the combined bank (“new TCF Bank”). David Provost, the current chief executive officer and president of Chemical, will become chairman of new TCF bank. The following executives will report to Dahl:  Tom Shafer will become president and chief operating officer of new TCF Bank. He will have management oversight of the wholesale banking and consumer banking businesses and the IT organization. Shafer is currently chief executive officer and president of Chemical Bank.  Dennis Klaeser will become chief financial officer. He will be responsible for all areas of the finance function, including financial reporting, financial planning and analysis, tax and treasury management. Klaeser currently serves as chief financial officer of Chemical and Chemical Bank. As previously announced, Brian Maass, the current chief financial officer of TCF, will become deputy chief financial officer and treasurer of new TCF, reporting to Klaeser.

 Jim Costa will become chief risk & credit officer. He will be responsible for the risk management and credit functions. He will also have a dotted line reporting relationship to the Risk Committee of new TCF’s board of directors. Costa currently serves as chief risk and credit officer of TCF.  Patty Jones will become chief administrative officer. She will oversee the legal department as well as the corporate affairs, communications and community affairs functions. Jones currently serves as chief administrative officer of TCF. Joe Green will become executive vice president, general counsel and corporate secretary, reporting to Jones. Green currently serves as executive vice president, general counsel and corporate secretary of TCF.  Sandy Kuohn will become chief human capital officer. She will oversee human capital strategies, including talent acquisition, retention, organizational and talent development, total rewards and human capital services. Kuohn currently serves as chief human resources officer of Chemical Bank.  Andy Jackson will become chief audit executive. He will be responsible for the internal audit function. He will also have a dotted line reporting relationship to the Audit Committee of new TCF’s board of directors. Jackson currently serves as chief audit executive of TCF. The following executives will report to Shafer:  Bill Henak will become executive vice president, wholesale banking. He will manage the national lending businesses focused on equipment and inventory finance, commercial banking (to be divided geographically) and national commercial real estate. Mr. Henak currently serves as executive vice president, wholesale banking of TCF.  Mike Jones will become executive vice president, consumer and business banking. He will manage all areas of retail banking, consumer lending, small business banking, commercial banking (to be divided geographically), wealth management, mortgages and home lending. Jones currently serves as executive vice president, consumer banking of TCF.  Tom Butterfield will become chief information officer. He will lead the information technology team, focused on providing the solutions necessary to best serve the new organization’s customers and business clients in a 21 st century banking environment. Butterfield currently serves as chief information officer of TCF. “We have assembled a strong leadership team that represents the deep expertise and industry experience of both companies,” said Craig Dahl, TCF’s chairman and chief executive officer. “Our primary objective in this merger of equals is to combine the best of both companies to create the premier Midwest bank that offers opportunities for all of our stakeholders. We are confident that this team will provide the strong leadership necessary to enable us to operate as one company immediately following the closing of the merger and to fully execute our long-term strategy and vision for new TCF.”

Chemical’s chief executive officer David Provost added: “Today marks another important milestone in our journey to create new TCF. We are fortunate to be able to draw upon the leadership expertise of two exceptional companies and create a truly balanced executive team with equal representation from Chemical and TCF. We look forward to starting the integration planning process and working to deliver the expected growth, cost and revenue synergies and operational efficiencies as soon as possible following the closing of the merger.” Integration Management Leadership Appointments The two companies also announced today that Jim Costa and Brennan Ryan, who currently serves as Chemical’s chief operating officer, will co-lead an Integration Management office. They will be responsible for overseeing the process of seamlessly integrating the two companies and ensuring new TCF is prepared to go to market as one company immediately following the closing of the merger. The board of directors for new TCF and other leadership roles are expected to be announced before the closing of the merger. As previously announced, new TCF’s board of directors will have sixteen directors, consisting of eight directors from Chemical and eight directors from TCF. About Chemical Financial Corporation Chemical Financial Corporation is the largest banking company headquartered and operating branch offices in Michigan. Chemical operates through its subsidiary bank, Chemical Bank, with 212 banking offices located primarily in Michigan, northeast Ohio and northern Indiana. As of December 31, 2018, Chemical had total consolidated assets of $21.5 billion. Chemical Financial Corporation's common stock trades on The NASDAQ Stock Market under the symbol CHFC and is one of the issuers comprising The NASDAQ Global Select Market and the S&P MidCap 400 Index. More information about Chemical Financial Corporation is available by visiting the "Investor Information" section of its website at www.chemicalbank.com . About TCF Financial Corporation TCF is a Wayzata, Minnesota-based national bank holding company. As of December 31, 2018, TCF had $23.7 billion in total assets and 314 bank branches in Illinois, Minnesota, Michigan, Colorado, Wisconsin, Arizona and South Dakota providing retail and commercial banking services. TCF, through its subsidiaries, also conducts commercial leasing and equipment finance business in all 50 states and commercial inventory finance business in all 50 states and Canada. For more information about TCF, please visit http://ir.tcfbank.com .

Cautionary Note Regarding Forward-Looking Statements Statements included in this press release which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Chemical and TCF with respect to their planned merger, including statements about the new leadership team and its ability to execute on the combined company’s long-term strategy and vision, statements regarding the leadership team’s ability to deliver expected growth, cost and revenue synergies and operational efficiencies after the merger closes, and statements regarding the timing of the closing of the merger. Words such as “may,” “anticipate,” “plan,” “estimate,” “expect,” “project,” “assume,” “approximately,” “continue,” “should,” “could,” “will,” “poised,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward- looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:  the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);  the failure of either Chemical or TCF to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all;  if the combined company is unable to retain its employees, particularly key management, the combined company could face disruptions with respect to integration, operations and customer retention.  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;  the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Chemical and TCF do business, or as a result of other unexpected factors or events;  the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;  diversion of management’s attention from ongoing business operations and opportunities;  potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;  the ability of either company to effectuate share repurchases and the prices at which such repurchases may be effectuated;  the outcome of any legal proceedings that may be instituted against Chemical or TCF;  the integration of the businesses and operations of Chemical and TCF, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Chemical’s or TCF’s existing businesses;  business disruptions following the merger; and  other factors that may affect future results of Chemical and TCF including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors that could cause results to differ materially from those described above can be found in the risk factors described in Item 1A of each of Chemical’s and TCF’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2018. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Chemical and TCF disclaim any obligation to update or revise any forward-looking statements contained in this press release, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law. Important Additional Information and Where to Find It This communication is being made in respect of the proposed merger transaction between Chemical and TCF. In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Chemical and TCF and a Prospectus of Chemical, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Chemical and TCF shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about Chemical and TCF, may be obtained at the SEC’s Internet site ( http://www.sec.gov ). You will also be able to obtain these documents, free of charge, from Chemical by accessing Chemical’s website at http://www.chemicalbank.com (which website is not incorporated herein by reference) or from TCF by accessing TCF’s website at http://www.tcfbank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@ChemicalBank.com , or to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745- 2760 or by sending an e-mail to investor@tcfbank.com . Participants in Solicitation Chemical and TCF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemical and TCF shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Chemical’s directors and executive officers is contained in Chemical’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 16, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding TCF’s directors and executive officers is contained in TCF’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 14, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Contacts Chemical Financial Corporation TCF Financial Corporation Investor Relations: Investor Relations: Dennis Klaeser, (248) 498-2848 Tim Sedabres, (952) 745-2766 investorinformation@ChemicalBank.com investor@tcfbank.com or or Media: Media: Tom Wennerberg, (248) 498-2872 Mark Goldman, (952) 475-7050 Tom.Wennerberg@ChemicalBank.com news@tcfbank.com